FORM 8-B

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(B) OR (G) OF THE

                        SECURITIES EXCHANGE ACT OF 1934


                           AAG HOLDING COMPANY, INC.
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            (Exact name of registrant as specified in its charter)

                  Ohio                                      31-1475936
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     (State or other Jurisdiction of        (I.R.S. Employer Identification No.)
      Incorporation or Organization)


            250 East Fifth Street
            Cincinnati, Ohio                                    45202
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    (Address of principal executive offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of Each Exchange on
                                             which Each Class is to be
     Title of Each Class                     Registered
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9-1/2% Senior Notes due August 15, 2001      New York Stock Exchange

11-1/8% Senior Subordinated Notes            New York Stock Exchange
due February 1, 2003


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)

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                               (Title of Class)



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              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 1.     GENERAL INFORMATION

     (a) The Registrant was incorporated under the laws of Ohio on September 11, 1996.

     (b)  December 31

ITEM 2.     TRANSACTION OF SUCCESSION

     (a)  American Annuity Group, Inc.

     (b) The 9-1/2% Senior Notes due August 15, 2001 were issued pursuant to an Indenture between American Annuity Group, Inc. and The Bank of New York, Trustee, dated as of August 18, 1993. Article 7 permits the Company to sell all or substantially all of its assets to a corporation duly organized and validly existing under any state of the United States which expressly assumes, by Supplemental Indenture, all of the obligations of the Company under the Senior Notes and the Indenture. On November 1, 1996, American Annuity Group, Inc.
          transferred substantially all of its assets to a new wholly-owned subsidiary AAG Holding Company, Inc. and those parties, together with the Trustee, executed a Supplemental Indenture. Under the Supplemental Indenture AAG Holding Company, Inc. expressly assumed all of the obligations of American Annuity Group under the Senior Notes and the Indenture.

          The 11-1/8% Senior Subordinated Notes due February 1, 2003 were issued pursuant to an Indenture between American Annuity Group, Inc. and Star Bank, National Association, Trustee, dated as of February 2, 1993.
          Article 7 permits the Company to sell all or substantially all of its assets to a corporation duly organized and validly existing under any state of the United States which expressly assumes, by Supple mental Indenture, all of the obligations of the Company under the Senior Subordi nated Notes and the Indenture. On November 1, 1996, American Annuity Group, Inc. transferred substantially all of its assets to a new wholly-owned subsidiary AAG Holding Company, Inc. and those parties, together with the Trustee, executed a Supplemental Indenture. Under the Supplemental Indenture AAG Holding Company, Inc. expressly assumed all of the obligations of American Annuity Group under the Senior Subordinated Notes and the Indenture.








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ITEM 3.     SECURITIES TO BE REGISTERED

            9-1/2% Senior Notes due August 15, 2001:

            (1)   Presently authorized                           $100,000,000
            (2)   Presently issued                               $ 51,845,000
            (3)   Presently issued and held by the Registrant    $ 11,000,000

            11-1/8% Senior Subordinated Notes due February 1, 2003

            (1)   Presently authorized                           $125,000,000
            (2)   Presently issued                               $ 48,405,000
            (3)   Presently issued and held by the Registrant    $ 24,325,000

ITEM 4.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

            The description of the 9-1/2% Senior Notes due August 15, 2001 is incorporated by reference to Registration Statement No. 33-64650.

            The description of the 11-1/8% Senior Subordinated Notes due February 1, 2003 is incorporated by reference to Registration Statement No. 33-55718.

ITEM 5.     FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements. None. The capital structure and balance sheet of the Registrant, AAG Holding Company, Inc. immediately after the succession were substantially the same as those of American Annuity Group, Inc.

     (b)  Exhibits.

          (1) Supplemental Indenture entered into November 1, 1996 as to the 9-1/2% Senior Notes Due August 15, 2001.

          (2) Supplemental Indenture entered into November 1, 1996 as to the 11-1/8% Senior Subordinated Notes due February 1, 2003.



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                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          AAG HOLDING COMPANY, INC.



Date:  November 4, 1996                  BY:    Mark F. Muething
                                             ---------------------------------
                                                Mark F. Muething
                                          Title:Senior Vice President